SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 2)

                         COMMAND SECURITY CORPORATION
                               (Name of Issuer)

                   Common Stock, $.0001 par value per share
                        (Title of Class of Securities)

                                  20050L100
                                (CUSIP Number)

                          Thomas P. Kikis, President
                           Arcadia Securities, LLC
                      Kikis Asset Management Corporation
                               720 Fifth Avenue
                           New York, New York 10019
                                (212) 231-4100
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                              September 12, 2000
           (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See ss.240.13d-7(b)for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number
20050L100

-----------------------------------------------------------------------
1) Names of Reporting Persons, S.S. or I.R.S. Identification Numbers Of Above Persons:
    Thomas P. Kikis
-----------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a). . . . . . . . . . . . . . . . . . [   ]
    (b). . . . . . . . . . . . . . . . . . [ X ]
-----------------------------------------------------------------------
3)  SEC Use Only. . . . . . . . .
-----------------------------------------------------------------------
4)  Source of Funds
    (See Instructions). . . . . . . . . . PF
-----------------------------------------------------------------------
5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e). . . . . . . . . [    ]
-----------------------------------------------------------------------
6)  Citizenship or Place of Organization. . . U.S.A.
-----------------------------------------------------------------------
Number of         |(7)  Sole Voting Power           0
Shares            |____________________________________________
Beneficially      |(8)  Shared Voting Power         1,368,970 *
Owned by          |____________________________________________
Each              |(9)  Sole Dispositive            0
Reporting         |____________________________________________
Person            |(10) Shared Dispositive Power    1,368,970 *
With:             |____________________________________________

11) Aggregate Amount Beneficially Owned by Each Reporting
    Person. . . . . . . . . . . . . . . . 1,368,970*
-----------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions). . . [   ]
-----------------------------------------------------------------------
13) Percent of Class Represented by
    Amount of Row (11). . . . . . . . . . 20.78%**
-----------------------------------------------------------------------
14) Type of Reporting Person
    (See Instructions). . . . . . . . . . OO***

* This amount includes 300,000 shares underlying currently exercisable warrants and 408,170 shares underlying the Company's Series A Convertible Preferred Stock over which Thomas Kikis has discretionary authority. Thomas
P. Kikis expressly disclaims beneficial ownership of all but 144,416 shares (54,416 shares underlying the Company's Series A Convertible Preferred Stock and 90,000 shares of Common Stock).

** Calculated after including the warrants to purchase 300,000 shares in the numerator and the denominator.

*** Thomas P. Kikis serves as President of Kikis Asset Management Corporation and of Arcadia Securities,LLC.

CUSIP Number
20050L100

-----------------------------------------------------------------------
1) Names of Reporting Persons, S.S. or I.R.S. Identification Numbers Of Above Persons:
             Kikis Asset Management Corporation, 13-3739921
-----------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a). . . . . . . . . . . . . . . . . . [   ]
    (b). . . . . . . . . . . . . . . . . . [ X ]
-----------------------------------------------------------------------
3)  SEC Use Only. . . . . . . . .
-----------------------------------------------------------------------
4)  Source of Funds
    (See Instructions). . . . . . . . . . PF
-----------------------------------------------------------------------
5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e). . . . . . . . . [   ]
-----------------------------------------------------------------------
6)  Citizenship or Place of Organization. . . New York
-----------------------------------------------------------------------
Number of         |(7)  Sole Voting Power         0
Shares            |____________________________________________
Beneficially      |(8)  Shared Voting Power       786,295*
Owned by          |____________________________________________
Each              |(9)  Sole Dispositive          0
Reporting         |____________________________________________
Person            |(10) Shared Dispositive Power  786,295*
With:             |____________________________________________

11) Aggregate Amount Beneficially Owned by Each Reporting
    Person. . . . . . . . . . . . . . . . 786,295*
-----------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions). . . [    ]
-----------------------------------------------------------------------
13) Percent of Class Represented by
    Amount of Row (11). . . . . . . . . .  11.9%**
-----------------------------------------------------------------------
14) Type of Reporting Person
    (See Instructions). . . . . . . . . . IA, CO

* This amount includes 300,000 shares which underlie currently exercisable warrants and an aggregate of 163,295 shares issuable upon the conversion of the Company's Series A Preferred Stock.

** Calculated after including the warrants to purchase 300,000 shares in the numerator and the denominator.

CUSIP Number
20050L100

-----------------------------------------------------------------------
1) Names of Reporting Persons, S.S. or I.R.S. Identification Numbers Of Above Persons:
    Arcadia Securities, LLC, 13-3981264
-----------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a
    Group (See Instructions)
    (a). . . . . . . . . . . . . . . . . . [   ]
    (b). . . . . . . . . . . . . . . . . . [ X ]
-----------------------------------------------------------------------
3)  SEC Use Only. . . . . . . . .
-----------------------------------------------------------------------
4)  Source of Funds
    (See Instructions). . . . . . . . . . PF
-----------------------------------------------------------------------
5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e). . . . . . . . . [    ]
-----------------------------------------------------------------------
6)  Citizenship or Place of Organization. . . New York
-----------------------------------------------------------------------
Number of         |(7)  Sole Voting Power            0
Shares            |____________________________________________
Beneficially      |(8)  Shared Voting Power          1,368,970*
Owned by          |____________________________________________
Each              |(9)  Sole Dispositive             0
Reporting         |____________________________________________
Person            |(10) Shared Dispositive Power     1,368,970*
With:             |____________________________________________

11) Aggregate Amount Beneficially Owned by Each Reporting
    Person. . . . . . . . . . . . . . . . 1,368,970*
-----------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions). . . [   ]
-----------------------------------------------------------------------
13) Percent of Class Represented by
    Amount of Row (11). . . . . . . . . . 20.78% **
-----------------------------------------------------------------------
14) Type of Reporting Person
    (See Instructions). . . . . . . . . . BD, CO

* This amount includes 300,000 shares which underlie currently exercisable warrants and an aggregate of 163,295 shares issuable upon the conversion of the Company's Series A Preferred Stock.

** Calculated after including the warrants to purchase 300,000 shares in the numerator and the denominator.

This amendment No. 2 reflects change to the previously filed. Unless otherwise stated, all information in the prior filing remains effective.

The following replaces each Item 2(a), with respect to Kikis Asset Management Corporation and Arcadia Securities, LLC, in their entirety:

Item 2. Identity and Background.

Kikis Asset Management Corporation

     (a) KAMC acts with shared discretionary authority as investment advisor to clients who own in the aggregate 786,295 shares of Common Stock.

Arcadia Securities, LLC

     (a) Arcadia acts, with shared discretionary authority, as a broker-dealer to clients who own in the aggregate 1,368,970 shares of Common Stock. These clients include Peter T. Kikis, a director of the Company, who owns individually 616,879 shares of Common Stock, including 300,000 shares issuable on the exercise of warrants and 108,879 shares issuable upon the conversion of shares of the Company's Series A Preferred Stock, par value $0.0001 per share (the "Series A Preferred Stock") and owns beneficially 25,000 shares for a family trust. Thomas P. Kikis is the President of Arcadia and is also a director of the Company. Mr. Kikis also owns individually 144,416 shares of the Common Stock, including 54,416 shares issuable on conversion of the Series A Preferred Stock, and such shares are attributed to KAMC for purposes of this Statement.

The following amends Item 4. To reflect recent events, which are the primary reasons for this filing:

Item 4. Purpose of Transaction.

     Thomas P. Kikis, Peter T, Kikis, and Martin Sands, each on behalf of himself and certain discretionary accounts, and affiliates of Martin Sands have entered into a stock purchase agreement with Reliance Security Group plc, a company organized under the laws of England and Wales ("Reliance"), pursuant to which each of the sellers thereunder has agreed to sell all shares of Common Stock of the Company, all shares of Preferred Stock of the Company and all warrants exercisable for shares of common stock of the Company beneficially owned by them at the time of closing, including shares owned under discretionary authority (a total of 1,368,970 shares as of the date of this Statement) to Reliance for $2.20 per share (the "Stock Purchase Agreement"). The closing under the Stock Purchase Agreement is conditioned on a number of items, including but not limited to: (i) the issuance by the Company to Reliance of a warrant (the "Warrant") to purchase a number of shares equal to 20% of the outstanding Common Stock on a fully-diluted basis taking into account the exercise of all stock options, warrants and rights to acquire shares of Common Stock outstanding, conversion of all shares of Preferred Stock outstanding, and exercise of such warrant, but specifically excluding the warrants issued to William Vassell pursuant to an employment agreement to be executed between the Company and William Vassell at $1.25 per share, (ii)the Company entering into a registration rights agreement with Reliance relating to the shares of Common Stock underlying the Warrant, (iii)the execution and delivery of a shareholders agreement between Reliance, the Company and William Vassell, (iv) the dismissal of the shareholders derivative action instituted in the Supreme Court of the State of New York, County of New York (Index No. 606166/97), by Robert J. Rosan and four directors of the Company, Steven B. Sands, Lloyd Saunders, III, Peter T. Kikis and Thomas P. Kikis, against William C. Vassell, Chairman of the Board of the Company, three other directors of the Company, Gordon Robinett, Peter
J. Nekos and Gregory J. Miller, and David J. Pollitzer, (iv) the execution and delivery of an employment agreement between the Company and William Vassel on terms acceptable to Reliance,(v) the Company entering into a term loan facility for $2.25 million, (vi)the continuance of the Company's listing on the NASDAQ Small Cap Market, (vii) shareholder approval of all actions to be taken by the Company requiring shareholder approval, (viii)revocation of the Shareholders Voting Agreement dated as of the 8th day of March, 1995 by and among William C. Vassell, Gordon Robinett, Thomas Kikis, Lloyd H. Saunders III, Peter Kikis, Steven B. Sands, Peter G. Nekos and Gregory J. Miller, and (ix) an amendment to the Company's Bylaws and Certificate of Incorporation to remove the requirement that either 75% of all outstanding shares or at least 75% of all members of the Board of Directors approve the removal of a director for cause and that directors may be removed without cause only by the vote of at least 75% of all outstanding shares and provide, in their stead, that a director may be removed with or without cause by the vote of the Shareholders or with cause by the vote of a majority of the entire Board of Directors, and (x) the authorized size of the Board of Directors of the Company shall have been reduced to seven (7) members and the Board shall consist of William C. Vassell, Gregory Miller, Peter Nekos, Geoff Haslehurst, Graeme Halder, Ken Allison and the director to be mutually agreed upon in writing by William Vassell and Reliance.

         As part of the transaction, Reliance has agreed to pay to Peter Kikis a finder's fee of $.05 for each share sold in this transaction.

         In addition, Thomas P. Kikis has entered into a voting agreement with Reliance (the "Voting Agreement") pursuant to which he agrees, on behalf of himself and all shares over which he has discretionary authority at the time of any vote, to vote (i) in favor of (A) the issuance of the Company Warrant (as defined in the Stock Purchase Agreement) and the Shares of Common Stock issuable upon exercise of the Company Warrant, (B) approval of the Charter Amendment (as defined in the Stock Purchase Agreement), and (C) any other transaction or matter contemplated by, in connection with, or referenced as a closing condition in, the Stock Purchase Agreement, and (ii) except as otherwise agreed to in writing in advance by Reliance, against the following actions: (1) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company (other than in connection with the transactions contemplated by, in connection with or referenced as a closing condition in, the Stock Purchase Agreement); (2) a sale, lease or transfer of a material amount of assets of the Company or its Subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or; (3) any change in a majority of the persons who constitute the Board of Directors of the Company (other than in connection with the transactions contemplated by, in connection with or referenced as a closing condition in, the Stock Purchase Agreement); (4) any change in the present capitalization of the Company or any amendment of the Company's Certificate of Incorporation or Bylaws (other than in connection with the transactions contemplated by, in connection with or referenced as a closing condition in, the Stock Purchase Agreement); (5) any other material change in the Company's corporate structure or business (other than in connection with the transactions contemplated by, in connection with or referenced as a closing condition in, the Stock Purchase Agreement); or (6) any other action involving the Company which is intended, or could reasonably be expected, to materially impede, interfere with, delay, postpone, or materially adversely affect the transactions contemplated by, in connection with or referenced as a closing condition in, this Agreement or the Stock Purchase Agreement. Notwithstanding the foregoing, the Thomas P. Kikis shall not be prohibited from voting his shares in favor of a reverse stock split or other recapitalization transaction to enable the Company to maintain its listing on the Nasdaq Small Cap Market.

         Peter Kikis has agreed with the Company to reimburse the Company for its out of pocket expenses incurred in connection with the transaction with Reliance under certain circumstances. Another seller has also made a similar agreement.

The following replaces Item 5. in its entirety:

Item 5. Interest in Securities of the Issuer.

         (a) and (b) As of the date of this Statement,

            1. Thomas P. Kikis and Arcadia own beneficially, with shared power to vote, direct the vote and dispose of, 1,368,970 shares including 300,000 shares issuable on exercise of currently exercisable warrants and 408,170 shares issuable on conversion of shares of the Series A Preferred Stock (20.78% of the outstanding shares of Common Stock, after giving effect to the issuance of the shares underlying such warrants). The number of shares over which Thomas P. Kikis and Arcadia have discretionary authority changes periodically, at the discretion the grantor of discretionary authority. Such parties have the right to revoke such discretionary authority at any time.

            2. KAMC owns beneficially, with shared power to vote, direct the vote and dispose of 786,295 shares, including 300,000 shares issuable on exercise of currently exercisable warrants and 163,295 shares issuable on conversion of shares of the Series A Preferred Stock (11.9% of the outstanding shares of Common Stock after giving effect to the issuance of the shares underlying such warrants). Page 7 of 9

         (c) There have been no sales or purchases with respect to the Issuer's shares effected during the past sixty days by any of the Reporting Persons listed in Item 5(a) above. Mr. Kikis and Arcadia have been granted discretionary authority over additional shares at various times since the last filing of this Schedule 13D.

The following amends Item 6:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            See Item 4 above.

The following amends Item 7.

Item 7. Material to Be Filed as Exhibits.

        Exhibit 1: Stock Purchase Agreement.

        Exhibit 2: Voting Agreement.

                                  SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2000

                                               KIKIS ASSET MANAGEMENT
                                               CORPORATION

                                               -------------------------
                                               By: /s/ Thomas P. Kikis
                                                   Thomas P. Kikis,
                                                   President

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2000

                                               ARCADIA SECURITIES, LLC

                                               --------------------------
                                               By: /s/ Thomas P. Kikis
                                                   Thomas P. Kikis
                                                   President

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2000

                                               -------------------------
                                               /s/ Thomas P. Kikis
                                               Thomas P. Kikis

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. ss.1001).

                                                               EXECUTION COPY


                           STOCK PURCHASE AGREEMENT

                              September 12, 2000

                           STOCK PURCHASE AGREEMENT

         THIS STOCK PURCHASE AGREEMENT (the "Agreement") is made and entered into as of September 12, 2000, by and among the parties listed on Schedule A (each a "Seller" and collectively, the "Sellers") and Reliance Security Group plc, a company organized under the laws of England and Wales (the
"Purchaser").

                                  WITNESSETH

         WHEREAS, the Sellers Beneficially Own (as hereinafter defined) the number of shares of Common Stock, $.0001 par value (the "Common Stock") and Series A Preferred Stock, $.0001 par value (the "Preferred Stock"), of Command Security Corporation, a New York Corporation (the "Company"), set forth opposite each Seller's name on Schedule A annexed hereto (the "Shares");

         WHEREAS, certain of the Sellers Beneficially Own the number of warrants to purchase shares of Common Stock of the Company set forth opposite that Seller's name on Schedule A annexed hereto (the "Warrants");

         WHEREAS, the Sellers, individually and not as a group, desire to sell and transfer, and the Purchaser desires to purchase and acquire from Sellers, all right, title and interest in and to the Shares and Warrants (the "Acquisition");

         NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises, representations, warranties, and covenants hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.       AGREEMENT TO SELL AND PURCHASE.

1.1 Sale and Purchase. Subject to the terms and conditions hereof, at the Closing (as hereinafter defined) the Sellers, individually and not jointly, shall convey, sell, transfer, assign and deliver to the Purchaser, and Purchaser shall purchase and accept from the Sellers, all of the Shares of Common Stock and Preferred Stock Beneficially Owned by the Sellers (the "Transaction Shares") and Warrants, which shall not be less than 770,414 Shares of Common Stock and 9,877.07 Shares of Preferred Stock, and 300,000 Warrants; provided all Shares owned of record by the Sellers and their affiliates and the plaintiffs in the action entitled Rosan et al. v. Vassell, New York State Supreme Court, County of New York, Index No. 606166/97 (the "Litigation") shall be sold to the Purchaser.

1.2 Purchase Price and Allocation. The purchase price (i) per Transaction Share of Common Stock shall be $2.20, (ii) per Transaction Share of Preferred Stock shall be $2.20 multiplied by the number of shares of Common Stock issuable upon conversion of such Share of Preferred Stock, and (iii) per Warrant shall be $2.20 per share of Common Stock issuable upon exercise of each Warrant (each a "Warrant Share") less the exercise price per Warrant Share of each Warrant. The aggregate purchase price for the Shares and Warrants shall be $5,976,888.30 (assuming discretionary authority is not withdrawn over any Shares), allocated among the Sellers in accordance with the allocation set forth on Schedule A annexed hereto (the "Purchase Price Allocation") and shall be paid in immediately available funds.

2.       CLOSING.

                  The closing of the sale and purchase of the Transaction Shares and Warrants under this Agreement (the "Closing") shall take place as soon as practicable after the satisfaction of the conditions set forth in
Section 5. The Closing shall take place at the offices of Rosenman & Colin LLP, 575 Madison Avenue, New York, New York 10022. The date and time of the Closing is hereinafter referred to as the "Closing Date").

3.       REPRESENTATIONS AND WARRANTIES OF THE SELLERS.

     In order to induce the Purchaser to enter into this Agreement and to perform its obligations hereunder, each Seller, as to himself or to itself only, makes the following representations and warranties to the Purchaser.

3.1 Ownership of Shares.On the date hereof, the Seller is the record holder of or Beneficially Owns (as hereinafter defined) the Shares and Warrants. The Seller has power of disposition, power of conversion and power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares, with no limitations, qualifications or restrictions on such rights, subject to revocation and termination rights under state law, applicable state and federal securities laws, and the terms and conditions of discretionary agreements to which the Sellers may be subject and the terms of this Agreement. With respect to Shares over which discretionary authority has been granted to Sellers, such Shares are Beneficially Owned or owned of record by Persons (as hereinafter defined) with whom a Seller has had a pre-existing relationship.

On the Closing Date, the Seller will be the record holder of or will Beneficially Own (as hereinafter defined) the Transaction Shares and Warrants. The Seller will have power of disposition, power of conversion and power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Transaction Shares, with no limitations, qualifications or restrictions on such rights, subject to revocation and termination rights under state law, applicable state and federal securities laws, and the terms and conditions of discretionary agreements to which the Sellers may be subject and the terms of this Agreement.

     For purposes of this Agreement, "Beneficially Own" "Beneficial Ownership" with respect to any securities shall mean having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person (as defined below) shall include securities Beneficially Owned by all other Persons with whom such Person would constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. No representation or warranty is made hereby that the Sellers constitute a "group" as within the meaning of Section 13(d)(3) of the Exchange Act.

     "Person" shall mean an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

3.2 Power; Binding Agreement. The Seller has the legal capacity, power and authority to enter into and perform all of the Seller's obligations under this Agreement. The execution, delivery and performance of this Agreement by the Seller will not violate any other Agreement to which Seller may be a party, but is subject to any outstanding discretionary agreement to which such Seller may be party, including the right of the record owner of the Shares to withdraw such discretion at any time. This Agreement has been duly and validly executed and delivered by the Seller and constitutes a valid and binding agreement of the Seller, enforceable against the Seller in accordance with its terms except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws relating to the enforcement of creditors' rights generally and (ii) is subject to general principles of equity and discretion of the court before which any proceedings seeking injunctive relief or specific performance may be sought. If the Seller is married and the Seller's Shares and/or Warrants Beneficially Owned by him (exclusive of Shares Beneficially Owned by virtue of discretionary authority) constitute community property, this agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, the Seller's spouse, enforceable against such Person in accordance with its terms except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws relating to the enforcement of creditors' rights generally and (ii) is subject to general principles of equity and discretion of the court before which any proceedings seeking injunctive relief or specific performance may be sought.

3.3 No Encumbrances. When the Transaction Shares and Warrants are delivered by the Seller in accordance with this Agreement, the Purchaser will receive valid title to the Transaction Shares and Warrants purchased by it hereunder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever (collectively, "Liens").

3.4 No Conflicts. No filing with, and no permit, authorization, consent or approval of, any state, local or federal or foreign public body or authority or any other party is necessary for the execution of this Agreement by the Seller and the consummation by the Seller of the transactions contemplated hereby; provided that the parties understand that certain filings, including but not limited to a Schedule 13D, must be made to the Securities and Exchange Commission (the "Commission") in order to be in compliance with Federal securities laws. Neither of the execution and delivery of this Agreement by the Seller, the consummation by the Seller of the Acquisition or the transactions contemplated hereby nor compliance by the Seller with any of the provisions hereof shall, in a manner which would be material and adverse to the ability of the Seller to consummate the Acquisition or the transactions contemplated hereby or to comply with the terms hereof (i) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which the Seller is a party or by which the Seller or any of the Seller's properties or assets may be bound, other than that certain Shareholders Voting Agreement, dated as of the 8th day of March, 1995, as amended, by and among William C. Vassell, Gordon Robinett, Lloyd H. Saunders III, Peter Kikis, Thomas Kikis, Steven B. Sands, Peter G. Nekos and Gregory J. Miller, which must be revoked as a condition to Purchaser's obligation to close under this Agreement or (ii) violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to the Seller or any of the Seller's properties or assets; provided, however, that no representation or warranty is made with respect to any actions required to be taken by Purchaser under applicable law as a result of the transactions contemplated hereby.

3.5 Broker's Fees. Except for fees paid to Peter Kikis, the Seller represents and warrants that no agent, broker, investment banker, person or firm acting on behalf of or under the authority of such party hereto is or will be entitled to any broker's or finder's fee or any other commission directly or indirectly in connection with the transactions contemplated herein.

4.       REPRESENTATIONS AND WARRANTIES OF THE PURCHASER.

         The Purchaser hereby represents and warrants to the Sellers as follows:

4.1 Due Organization. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of England and Wales and has all requisite corporate power and authority to own, lease and operate its properties and carry its business in the places where such properties are now owned, leased or operated or where such business is now being conducted

4.2 Power; Binding Agreement. The Purchaser has the legal capacity, power and authority to enter into and perform all of its obligations under this Agreement. The execution, delivery and performance of this Agreement by the Purchaser will not violate any other Agreement to which the Purchaser is a party. This Agreement has been duly and validly executed and delivered by the Purchaser and constitutes a valid and binding agreement of the Purchaser, enforceable against the Purchaser in accordance with its terms except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws relating to the enforcement of creditors' rights generally and (ii) is subject to general principles of equity and discretion of the court before which any proceedings seeking injunctive relief or specific performance may be sought.

4.3 No Conflicts. No filing with, and no permit, authorization, consent or approval of, any state, local or federal or foreign public body or authority or any other party is necessary for the execution of this Agreement by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby. Neither the execution and delivery of this Agreement by the Purchaser, the consummation by the Purchaser of the Acquisition or the transactions contemplated hereby nor compliance by the Purchaser with any of the provisions hereof shall, in a manner which would be material and adverse to the ability of the Purchaser to consummate the Acquisition or the transactions contemplated hereby or to comply with the terms hereof (i) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which the Purchaser is a party or by which the Purchaser or any of the Purchaser's properties or assets may be bound, or (ii) violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to the Purchaser or any of the Purchaser's properties or assets; provided, however, that no representation or warranty is made with respect to any actions required to be taken by Seller under applicable law as a result of the transactions contemplated hereby.

4.4 Broker's Fees. Except for fees paid to Peter Kikis, the Purchaser represents and warrants that no agent, broker, investment banker, person or firm acting on behalf of or under the authority of such party hereto is or will be entitled to any broker's or finder's fee or any other commission directly or indirectly from the Purchaser in connection with the transactions contemplated herein.

4.5 Investment Representations. The Purchaser is acquiring the Transaction Shares and Warrants as principal for its own account for investment purposes only and not with a view to or for distributing or reselling such Transaction Shares or any part thereof. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any Person to sell or transfer to such Person or to any third person, with respect to any of the Transaction Shares or Warrants. At the time the Purchaser was offered the Shares, it was, and at the date hereof it is, and at each exercise date under the Warrants, it will be, an "accredited investor" as defined in Rule 501(a) under the Securities Act of 1933, as amended (the "Securities Act"). The Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Transaction Shares and Warrants, and has so evaluated the merits and risks of such investment. The Purchaser is able to bear the economic risk of an investment in the Transaction Shares and Warrants and, at the present time, is able to afford a complete loss of such investment. The Purchaser's overall commitment to investments which are not readily marketable is not excessive in view of its net worth and financial circumstances and the purchase of the Transaction Shares and Warrants will not cause such commitment to become excessive. The Purchaser acknowledges it (i) has reviewed or had the opportunity to review all of the Company's periodic reports under the Exchange Act, (ii) has had access to information about the Company and the Company's financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) has had the opportunity to obtain such additional information that is necessary to make an informed investment decision with respect to the investment. The Purchaser is not purchasing the Transaction Shares and Warrants as a result of or subsequent to any advertisement, article, notice or other communication regarding the Transaction Shares and Warrants published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement. The Purchaser understands and acknowledges that (i) the Transaction Shares and Warrants are being offered and sold to it without registration under the Securities Act in a private placement that is exempt from the registration provisions of the Securities Act and (ii) the availability of such exemption, depends in part on, and the Sellers will rely upon the accuracy and truthfulness of, the foregoing representations and the Purchaser hereby consents to such reliance. The Purchaser understands that certain of the Transaction Shares and the Warrants are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Purchaser must hold such Transaction Shares and Warrants indefinitely unless they are registered with the Commission and qualified by applicable state authorities, or an exemption from such registration and qualification requirements is available.

4.6 Purchaser represents and acknowledges that no Seller has made any representation or warranty with respect to the business, operations, condition (financial or otherwise), or prospects of the Company.

5.        CONDITIONS TO CLOSING; COVENANTS WITH RESPECT TO CLOSING

5.1 Conditions to Purchaser's Obligations at the Closing. The Purchaser's obligations to purchase the Transaction Shares and Warrants at the Closing are subject to the satisfaction, at or prior to the Closing Date, of each of the following conditions (all or any of which may be waived in whole or in part by the Purchaser in its sole discretion):

(a) Representations and Warranties True; Performance of Obligations. The representations and warranties made by the Sellers in Section 3 hereof shall be true and correct in all material respects as of the Closing Date with the same force and effect as if they had been made as of the Closing Date, and the Sellers shall have performed all obligations, agreements and conditions herein required to be performed or observed by it on or prior to the Closing.

(b) Consents, Permits, and Waivers. The Company and Sellers shall have obtained any and all consents, permits and waivers necessary for consummation of the transactions contemplated by the Agreement (except for such as may be properly obtained subsequent to the Closing), including, without limitation, the necessary approval of the Company's shareholders of the warrant, substantially in the form attached hereto as Exhibit A (the "Company Warrant"), entitling the Purchaser to purchase from the Company such number of shares of Common Stock equal to 20% of the outstanding Common Stock on a fully-diluted basis taking into account the exercise of all stock options, warrants and rights to acquire shares of Common Stock outstanding on the Closing Date, conversion of all shares of Preferred Stock outstanding on the Closing Dated and the exercise of the Company Warrant and any warrant issued to William Vassell. The Company shall have used its best efforts to obtain the approval of the Company's Shareholders of the amendment to the Company's Certificate of Incorporation substantially in the form attached hereto as Exhibit B (the "Charter Amendment"). In furtherance of obtaining the shareholder approval of the Company Warrant and Charter Amendment, certain of the Sellers shall have executed on the date hereof the voting agreement substantially in the form attached hereto as Exhibit C (the "Voting Agreement").

(c) Compliance Certificate. Each Seller shall have delivered to Purchaser a compliance certificate, executed by the Seller, dated the Closing Date, to the effect that the conditions specified in subsection (a) and (b) of this
Section 5.1 have been satisfied.

(d) Instruments of Transfer. Sellers shall have delivered to the Purchaser the stock certificates for the Transaction Shares, Warrants or Warrant certificates, stock powers and other documents of transfer, conveyance and assignment in form and substance reasonably satisfactory to the Purchaser and Purchaser's counsel required to transfer all of Sellers' right, title and interest in and to the Transaction Shares and Warrants to Purchaser and to vest in Purchaser good and marketable title to the Transaction Shares and Warrants free and clear of all Liens.

(e) Company Warrant. The Company Warrant shall have been executed by the Company and delivered to the Purchaser.

(f) Listing of Shares Underlying Company Warrant. The Company shall file an application to cause the shares of the Company's Common Stock to be issued upon exercise of the Company Warrant to be approved for listing on the Nasdaq Small Cap Market and pay all requisite fees with respect thereto.

(g) Registration Rights Agreement. The registration rights agreement in the form attached hereto as Exhibit D (the "Registration Rights Agreement") shall have been executed and delivered by the parties thereto and shall be in full force and effect.

(h) Shareholders' Agreement. The shareholders' agreement in the form attached hereto as Exhibit E (the "Shareholders' Agreement") shall have been executed and delivered by the parties thereto and shall be in full force and effect.

(i) Employment Agreement. The employment agreement between the Company and William C Vassell engaging Mr. Vassell to serve as Chairman of the Board and Chief Executive Officer of the Company, in the form attached hereto as Exhibit F (the "Employment Agreement") shall have been executed and delivered by the parties thereto and shall be in full force and effect.

(j) Charter Amendment. If approved by the Company's Shareholders, the Charter Amendment shall have been filed with the Secretary of State of New York.

(k) Corporate Documents. The Company shall have delivered to Purchaser or its counsel, copies of all corporate documents of the Company as Purchaser shall reasonably request.

(l) Termination of Shareholders Voting Agreement. That certain Shareholders Voting Agreement dated as of the 8th day of March, 1995 by and among William
C. Vassell, Gordon Robinett, Lloyd H. Saunders III, Peter Kikis, Thomas Kikis, Steven B. Sands, Peter G. Nekos and Gregory J. Miller, shall have been terminated pursuant to a termination agreement substantially in the form attached hereto as Exhibit G.

(m) Term Loan Facility. The Company shall have entered into an additional $2.25 million term loan facility.

(n) Operating Licenses. The Company shall have used its best efforts to cause all government licenses, permissions, consents, approvals or authorizations necessary for the conduct of the Company's business as being conducted by it as of the Closing Date to be registered in the name of an officer or employee of the Company other than, or in addition to, William C. Vassell.

(o) Dismissal of Litigation. The Company and the Sellers shall have obtained a dismissal of (i) all claims brought by the Sellers, their affiliates and each other plaintiff in the Litigation and (ii) the receiver appointed in connection with such action. In furtherance of obtaining such dismissal, each Seller has executed on the date hereof a stipulation (the "Stipulation"), a copy of which is attached hereto as Exhibit H.

(p) Nasdaq Listing. The Company's Common Stock shall continue to be listed on Nasdaq Small Cap Market or any national securities exchange.

(q) Board of Directors. Each of Messrs. Snitow, Robinett, Thomas Kikis, Peter Kikis, Saunders and Sands shall have resigned as a member of the Board of Directors of the Company. The authorized size of the Board of Directors of the Company shall have been reduced to seven (7) members and the Board shall consist of William C. Vassell, Gregory Miller, Peter Nekos, Geoff Haslehurst, Graeme Halder, Ken Allison and the director to be mutually agreed upon in writing by William Vassell and the Purchaser in accordance with the terms of the Shareholders Agreement.

(r) Directors' and Officers' Insurance. The Company shall have in full force and effect directors' and officers' liability insurance from established and reputable insurers in an amount not less than $2,000,000.

(s) Escrowed Shares. William V. Vassell shall have deposited 250,000 Shares of Common Stock into escrow pursuant to the Escrow Agreement, dated the date hereof, among William Vassell, the Purchaser and Proskauer Rose LLP.

(t) Injunctions or Restraints. No court of competent jurisdiction or other court, tribunal, arbitrator, authority, agency commission, official or other instrumentality of the United States, any foreign country or any domestic or foreign state, county, city, or other political subdivision (a "Governmental or Regulatory Authority") shall have enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) which is in effect and has the effect of making illegal or otherwise restricting, preventing or prohibiting consummation of the Acquisition or the other transactions contemplated hereby.

(u) Proceedings and Documents. All corporate and other proceedings in connection with the Acquisition and transactions contemplated hereby and all documents and instruments incident to such transactions shall be reasonably satisfactory in substance and form to the Purchaser and its counsel, and the Purchaser and its counsel shall have received all such counterpart originals or certified or other copies of such documents as they may reasonably request.

(v) Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any condition, change or effect that is materially adverse to the business, properties, prospects or condition (financial or otherwise) of the Company (a "Material Adverse Effect") and no facts or circumstances arising after the date of this Agreement shall have occurred which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

5.2 Conditions to Obligations of the Sellers. Each of the Sellers' obligation to issue and sell the Shares and Warrants at the Closing is subject to the satisfaction, on or prior to such Closing, of the following conditions (all or any of which may be waived in whole or in part by the Sellers):

(a) Representations and Warranties True. The representations and warranties in Section 4 made by the Purchaser shall be true and correct in all material respects as of the Closing Date, with the same force and effect as if they had been made on and as of said date.

(b) Compliance Certificate. The Purchaser shall have delivered to each Seller a compliance certificate, executed by the Purchaser, dated the Closing Date, to the effect that the conditions specified in subsection (a) of this Section
5.2 have been satisfied.

(c) Performance of Obligations. The Purchaser shall have performed and complied with all agreements and conditions herein required to be performed or complied with by the Purchaser on or before the Closing.

(d) Delivery of Purchase Price. The Purchaser shall have delivered to each of the Sellers by wire transfer of immediately available funds or by certified or bank cashiers check made payable to each such Seller, the Purchase Price in the amount set forth opposite each Seller's name on Schedule A annexed hereto.

(e) Delivery of Finders Fee. The Purchaser shall have paid Peter Kikis a finders fee in an amount equal to (i) $.05 multiplied by (ii) the aggregate number of Shares of Common Stock plus the aggregate number of Shares of Common Stock issuable upon conversion of the Shares of Preferred Stock plus the number of Warrants sold by the Sellers to the Purchaser hereunder.

(f) Injunctions or Restraints. No Governmental or Regulatory Authority shall have enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) which is in effect and has the effect of making illegal or otherwise restricting, preventing or prohibiting consummation of the Acquisition or the other transactions contemplated hereby.

(g) Proceedings and Documents. All corporate and other proceedings in connection with the Acquisition and transactions contemplated hereby and all documents and instruments incident to such transactions shall be reasonably satisfactory in substance and form to the Sellers and their counsel, and the Sellers and their counsel shall have received such counterpart originals or certified or other copies of such documents as they may reasonably request.

5.3 Covenants Prior to Closing. Each of the parties hereto shall use its best efforts and shall cooperate fully with the other parties to satisfy the conditions to Closing set forth in Sections 5.1 and 5.2 and each of the parties agrees and covenants promptly to execute and deliver, or cause to be executed and delivered, such documents or instruments, in addition to those expressly required by this Agreement to be executed and delivered, as any of the other parties may reasonably deem necessary or desirable to carry out or implement any provision of this Agreement or the transactions contemplated hereby, including without limitation, all documents and instruments in addition to the Stipulation, as may be required to obtain a dismissal of the Litigation; provided that, with respect to the Shareholders, the agreements in this paragraph are made in their capacities as shareholders of the Company. Nothing in this Agreement shall have any effect or impact, or result in any liability to the Shareholders as a result of actions taken by them as directors of the Company.

6.       TERMINATION.

6.1 Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned

         (a) by written agreement of the Purchaser, on the one hand, and each Seller, on the other hand; or

         (b) upon notification to the non-terminating party by the terminating party:

                           (i) at any time after January 31, 2001 if the Acquisition shall have not been consummated on or prior to such date and such failure to consummate the Acquisition is not caused by a breach of this Agreement by the terminating party;

                           (ii) if any court of competent jurisdiction or other competent Governmental or Regulatory Authority shall have issued an order making illegal or otherwise preventing or prohibiting the Acquisition and such order shall have become final and non-appealable; or

                           (iii) if there has been a breach of any
         representation, warranty, covenant or agreement on the part of the non-terminating party set forth in this Agreement which breach is not curable, or, if curable, has not been cured within fifteen (15) days following receipt by the non-terminating party of notice of such breach from the terminating party.

6.2 Effect of Termination. In the event of a termination of this Agreement pursuant to 6.1, this Agreement shall become void and there shall be no liability hereunder on the part of the any Seller or the Purchaser or their respective officers or directors; provided, however, that nothing contained in this Section 6.2 shall relieve any party from any liability for any breach of this Agreement.

7.       MISCELLANEOUS.

7.1 Governing Law. This Agreement shall be governed in all respects by the laws of the State of New York as such laws are applied to agreements between New York residents entered into and performed entirely in New York.

7.2 Survival. The representations and warranties made herein shall survive the closing of the transactions contemplated hereby for three years following the Closing and shall in no way be affected by any investigation or knowledge of the subject matter thereof made by or on behalf of any Purchaser. All agreements contained herein shall survive the Closing until, by their respective terms, they are no longer operative.

7.3      Indemnification.

(a) Each Seller, severally and not jointly, shall indemnify, defend and hold the Purchaser, its affiliates and respective officers, directors, partners (and the affiliates, officers, directors, partners, employees, agents, successors and assigns thereof), employees, agents, successors and assigns (each a "Purchaser Entity") harmless from and against all Losses (as defined below) incurred or suffered by a Purchaser Entity as a result of the breach of any of the representations, warranties, covenants or agreements made by such Seller in this Agreement or the Voting Agreement. The Purchaser, shall indemnify, defend and hold the Sellers, their affiliates and respective officers, directors, partners (and the affiliates, officers, directors, partners, employees, agents, successors and assigns thereof) employees, agents, successors and assigns (each, a "Seller Entity") harmless against all Losses incurred or suffered by a Seller Entity as a result of the breach of any of Purchaser's representations, warranties, covenants or agreements in this Agreement.

(b) For purposes of this Section 7.3, "Losses" shall mean each and all of the following items: claims, losses, liabilities, obligations, payments, damages, charges, judgments, fines, penalties, amounts paid in settlement, costs and expenses (including, without limitation, interest which may be imposed in connection therewith, costs and expenses of investigation, actions, suits, proceedings, demands, assessments and reasonable fees, expenses and disbursements of counsel, consultants and other experts). Any payment (or deemed payment) by a Seller to the Purchaser pursuant to this Section 7.3 shall be treated for federal income tax purposes as an adjustment to the price paid by the Purchaser for the Shares and Warrants pursuant to this Agreement.

(c) A party seeking indemnification (the "Indemnified Party") under this
Section 7.3 shall promptly upon becoming aware of the facts indicating that a claim for indemnification may be warranted, give to the party from whom indemnification is being sought (the "Indemnifying Party") a claim notice relating to such Loss (a "Claim Notice"). Each Claim Notice shall specify the nature of the claim, the applicable provision(s) of this Agreement or other instrument under which the claim for indemnity arises, and, if possible, the amount or the estimated amount thereof. No failure or delay in giving a Claim Notice and no failure to include any specific information relating to the claim (such as the amount or estimated amount thereof) or any reference to any provision of this Agreement or other instrument under which the claim arises shall affect the obligation of the Indemnifying Party unless such failure materially and adversely prejudices the Indemnifying Party. If such Loss relates to the commencement of any action or proceeding by a third person, the Indemnified Party shall give a Claim Notice to the Indemnifying Party regarding such action or proceeding and the Indemnifying Party shall be entitled to participate therein to assume the defense thereof with counsel reasonably satisfactory to the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of its election to assume the defense of such action or proceeding, the Indemnifying Party shall not be liable (except to the extent the proviso to this sentence is applicable, in which event it will be so liable) to the Indemnified Party under this Section
7.3 for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof other than reasonable costs of investigation; provided that each Indemnified Party shall have the right to employ separate counsel to represent it and assume its defense (in which case, the Indemnifying Party shall not represent it) if (i) upon the advice of counsel, the representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them,
(ii) in the event the Indemnifying Party has not assumed the defense thereof within ten (10) business days of receipt of notice of such claim or commencement of action, and in which case the fees and expenses of one such separate counsel shall be paid by the Indemnifying Party or (iii) if such Indemnified Party who is a defendant in any action or proceeding which is also brought against the Indemnifying Party reasonably shall have concluded that there may be one or more legal defenses available to such Indemnified Party which are not available to the Indemnifying Party. If any Indemnified Party employs such separate counsel it will not enter into any settlement agreement which is not approved by the Indemnifying Party, such approval not to be unreasonably withheld. If the Indemnifying Party so assumes the defense thereof, it may not agree to any settlement of any such claim or action as the result of which any remedy or relief, other than monetary damages for which the Indemnifying Party shall be responsible hereunder, shall be applied to or against the Indemnified Party, without the prior written consent of the Indemnified Party. In any action hereunder as to which the Indemnifying Party has assumed the defense thereof with counsel reasonably satisfactory to the Indemnified Party, the Indemnified Party shall continue to be entitled to participate in the defense thereof, with counsel of its own choice, but, except as set forth above, the Indemnifying Party shall not be obligated hereunder to reimburse the Indemnified Party for the costs thereof.

(d) Except with respect to Losses which arise as a result of a claim based on an inaccuracy of a representation or the breach of a warranty which is known to a Seller to be false at the time such representation or warranty is made by such Seller (a "Purchaser Fraud Claim") for which there shall be no limit, in no event shall the aggregate liability of a Seller with respect to Losses exceed the aggregate amount of (i) $2.20 multiplied by the number of Transaction Shares of Common Stock purchased from such Seller, (ii) $2.20 multiplied by the number of Shares of Common Stock issuable upon conversion of each Transaction Share of Preferred Stock purchased from such Seller and
(iii) $2.20 per share of Common Stock issuable upon exercise of each Warrant.

(e) Except with respect to Losses which arise as a result of a claim based on an inaccuracy of a representation or the breach of a warranty which is known to the Purchaser to be false at the time such representation or warranty is made by the Purchaser (a "Seller Fraud Claim") for which there shall be no limit, in no event shall the aggregate liability of the Purchaser to any Seller with respect to Losses exceed the aggregate amount of (i) $2.20 multiplied by the number of Transaction Shares of Common Stock purchased from such Seller, (ii) $.2.20 multiplied by the number of Transaction Shares of Common Stock issuable upon conversion of each Transaction Share of Preferred Stock purchase from such Seller, and (iii) $2.20 per share of Common Stock issuable upon exercise of each Warrant.

7.4 Public Announcements. The Sellers will consult with the Purchaser before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law or regulation.

7.5 No Shop. Until the Closing or the termination of this Agreement in accordance with Section 6, neither the Sellers nor their respective affiliates nor any investment banker, attorney or accountant or other representative retained by the Sellers, shall solicit, or encourage the solicitation of, or enter into, negotiations of any type, directly or indirectly, or enter into a letter of intent or purchase agreement or other similar agreement with any person, firm or corporation other than the Purchaser with respect to the sale of any of the Shares or Warrants.

7.6 Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto and shall inure to the benefit of and be enforceable by each person who shall be a holder of the Shares and/or Warrants from time to time.

7.7 Entire Agreement. This Agreement, the exhibits and schedules hereto, and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and no party shall be liable or bound to any other in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein and therein.

7.8 Severability. In case any provision of the Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby; provided that the overall intent of this Agreement is achieved.

7.9 Amendment and Waiver.

(a) This Agreement may be amended or modified only upon the written consent of all the parties hereto.

(b) No waiver of the provisions hereof shall be effective unless in writing and signed by the party to be charged with such waiver.

7.10 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party, upon any breach, default or noncompliance by another party under this Agreement, shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of or in any similar breach, default or noncompliance thereafter occurring. Any waiver, consent or approval of any kind or character on the Purchaser's part in connection with any breach, default or noncompliance under this Agreement, or any waiver on such party's part of any provisions or conditions of this Agreement, shall be in writing and shall be effective only to the extent specifically set forth in such writing.

7.11 Notices. All offers, notices, acceptances, requests of other communications hereunder shall be in writing and shall be delivered (i) in person, (ii) by certified or registered mail, return receipt requested, (iii) by Federal Express or other nationally recognized overnight courier service which issues confirmation of delivery or (iv) by confirmed facsimile transmission, to the Company, each Seller and the Purchaser at the addresses or facsimile numbers set forth below or to such other addresses or facsimile number, as applicable, as any party hereto may designate to the others in writing:

                           If to Sellers:

                           Peter Kikis
                           c/o Kikis Asset Management
                           720 Fifth Avenue, 9th Floor
                           New York, New York  10019
                           Facsimile:  (212) 397-9728

                           Steven Sands
                           c/o Sands Brothers & Co., Ltd.
                           90 Park Avenue
                           New York, New York  10016
                           Facsimile:  (212) 697-8035

                           with a copy to:

                           Curtin & Galt LLP
                           19 Hollywood Avenue
                           Albany, New York  12208
                           Attention:  Germaine Curtin, Esq.
                           Facsimile:  (518) 459-5487

                           and

                           Littman Krooks Roth & Ball P.C.
                           655 Third Avenue, 20th Floor
                           New York, New York  10017
                           Attention:  Mitchell Littman, Esq.
                           Facsimile:  (212) 490-2990

                           If to Purchaser

                           Reliance Security Group plc
                           Boundary House
                           Cricket Field Road
                           Uxbridge, Middlesex UB8 1QG
                           Attention:  Geoff Haslehurst
                           Facsimile:  011441895205090

                           with a copy to:

                           Rosenman & Colin LLP
                           575 Madison Avenue
                           New York, NY 10022
                           Attention:       Howard S. Jacobs, Esq.
                                            Wayne Wald, Esq.
                           Facsimile:       212 940 8776



Any such notice shall be deemed to be given (i) when delivered, if delivered personally or by Federal Express or other nationally recognized overnight courier service, (ii) on the third Business Day after the date of mailing, if sent by certified or registered mail or (iii) upon confirmation of receipt, if delivered by facsimile transmission.

7.12 Titles and Subtitles. The titles of the sections and subsections of the Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

7.13 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

7.14 Pronouns. All pronouns contained herein, and any variations thereof, shall be deemed to refer to the masculine, feminine or neutral, singular or plural, as to the identity of the parties hereto may require.

7.15 Other Remedies. In addition to those remedies specifically set forth herein, if any, either party hereto may proceed to protect and enforce its rights under this Agreement either by suit in equity and/or by action at law, including, but not limited to, an action for damages as a result of any such breach and/or an action for specific performance of any such covenant or agreement contained in this Agreement. No right or remedy conferred upon or reserved to either party or the holder of Shares under this Agreement is intended to be exclusive of any other right or remedy, and every right and remedy shall be cumulative and in addition to every other right and remedy given under this Agreement or now and hereafter existing under applicable law. Every right and remedy given by this Agreement or by applicable law to either party hereto or the holders of Shares may be exercised from time to time and as often as may be deemed expedient by the holders.

7.16 Further Assurances. At any time or from time to time for a reasonable period following the Closing, the Company and the Purchaser agree to cooperate with each other, and at the request of the other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the Acquisition and the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

7.17 Facsimile Signatures. Any signature page delivered by a fax machine shall be binding to the same extent as an original signature page, with regard to any agreement subject to the terms hereof or any amendment thereto. Any party who delivers such a signature page agrees to later deliver an original counterpart to any party which requires it.

7.18 Risk of Revocation of Discretionary Authority. The parties understand and agree that certain Sellers' discretionary authority over the Shares may be revoked at any time and further agree that such Seller shall have no liability for any representations, warranties, covenants, obligations or agreements with respect to Shares for which his discretionary authority has been revoked at any time prior to the Closing hereunder.

7.19 Adjustment. All dollar amounts and share numbers set forth herein shall be subject to equitable adjustment in the event of any stock split, stock dividend, reverse stock split or similar event affecting the Company Common Stock and/or Preferred Stock, between the date of this Agreement and the Closing Date, to the extent appropriate.

              [Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have executed this STOCK PURCHASE AGREEMENT as of the date set forth in the first paragraph hereof.


                                  PURCHASER:
                                  RELIANCE SECURITY GROUP PLC
                                  By: /s/ Geoff Haslehurst
                                  ----------------------------
                                  Name:
                                  Title:


                                  SELLERS:
                                  /s/ Peter Kikis
                                  ----------------------------
                                  Peter Kikis

                                  /s/ Thomas Kikis
                                  ----------------------------
                                  Thomas Kikis

                                  THE KIKIS FAMILY FOUNDATION
                                  By: /s/ Thomas P. Kikis
                                  ----------------------------
                                  Name:
                                  Title:


                                  THE PERSONS LISTED ON SCHEDULE B-1 HERETO

                                  /s/ Thomas Kikis, as Attorney-in-Fact
                                  ---------------------------------
                                  By:  Thomas Kikis, as Attorney-in-Fact

                                  /s/ Sarah Leifer
                                  ----------------------------
                                  Sarah Leifer

                                  /s/ Murray Leifer
                                  ----------------------------
                                  Murray Leifer

                                  /s/ Michael D. Leifer
                                  ----------------------------
                                  Michael Leifer

                                  /s/ Jane H. Lenehan
                                  ----------------------------
                                  Jane Lenehan

                                  /s/ Donald Radcliffe
                                  ----------------------------
                                  Donald Radcliffe


                                  THE PERSONS LISTED ON SCHEDULE B-2(a) HERETO

                                  /s/ Martin Sands, as Attorney-in-Fact
                                  ---------------------------------
                                  By:  Martin Sands, as Attorney-in-Fact


                                  THE PERSONS LISTED ON SCHEDULE B-2(b) HERETO

                                  /s/ Steven Sands
                                  ---------------------------------
                                  By:  Steven Sands, as Attorney-in-Fact

                                  KATIE & ADAM BRIDGE PARTNERS, L.P.

                                  By: /s/ Steven Sands
                                  ---------------------------------
                                  Name:
                                  Title:

                                  OWL-1 PARTNERS, L.P.

                                  By: /s/ Steven Sands
                                  ---------------------------------
                                  Name:
                                  Title:

                                  /s/ Lloyd Saunders
                                  ----------------------------
                                  Lloyd Saunders

                                  /s/ Robert Rosan
                                  ----------------------------
                                  Robert Rosan

                                                              EXECUTION COPY

                               VOTING AGREEMENT

         THIS VOTING AGREEMENT dated September 12, 2000, between Reliance Security Group plc, a company organized under the laws of England and Wales ("Reliance"), and Peter Kikis and Thomas Kikis (collectively, the
"Shareholder").

                                  WITNESSETH

         WHEREAS, concurrently herewith, Reliance and the Shareholder are entering into a Stock Purchase Agreement (as such agreement may hereafter be amended from time to time, the "Stock Purchase Agreement"), pursuant to which Shareholder will sell all common stock, preferred stock and warrants of Command Security Corporation, a New York corporation (the "Company"), beneficially owned by such Shareholder to Reliance;

         WHEREAS, the Shareholder Beneficially Owns, as of the date hereof, 709,800 shares of common stock, $.0001 par value per share, of the Company (the "Common Stock") and 4081.70 shares of Series A Preferred Stock, $.0001 par value per share (the "Preferred Stock"), of the Company (together with the Common Stock, the "Shares"); and

         WHEREAS, as an inducement and a condition to entering into the Stock Purchase Agreement, Reliance has required that the Shareholder agree, and the Shareholder has agreed, to enter into this Agreement;

         NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

1. Definitions. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to such terms in the Stock Purchase Agreement. For purposes of this Agreement:

(a) "Beneficially Own" or "Beneficial Ownership" with respect to any securities shall mean having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), including pursuant to any agreement, arrangement or understanding, whether or not in writing.

         Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all other Persons with whom such Person would constitute a "group" as within the meaning of Section 13(d)(3) of the Exchange Act. No representation or warranty is made hereby that the Sellers constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

(b) "Person" shall mean an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

2.       Provisions Concerning Common Stock.

                  The Shareholder hereby agrees that, at any meeting of the holders of Common Stock and/or Preferred Stock of the Company, however called, or in connection with any written consent of the holders of Common Stock and/or Preferred Stock of the Company, the Shareholder shall vote (or cause to be voted) all Shares that he has Beneficial Ownership of at the time of the vote, which shall not be less than 323,000 Shares of Common Stock and 1,632.95 Shares of Preferred Stock (the "Proxy Shares") (i) in favor of (A) the issuance of the Company Warrant (as defined in the Stock Purchase Agreement) and the Shares of Common Stock issuable upon exercise of the Company Warrant, (B) approval of the Charter Amendment (as defined in the Stock Purchase Agreement) and (C) any other transaction or matter contemplated by, in connection with, or referenced as a closing condition in, the Stock Purchase Agreement, and (ii) except as otherwise agreed to in writing in advance by Reliance, against the following actions: (1) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company (other than in connection with the transactions contemplated by, in connection with or referenced as a closing condition in, the Stock Purchase Agreement); (2) a sale, lease or transfer of a material amount of assets of the Company or its Subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or; (3) any change in a majority of the persons who constitute the board of directors of the Company (other than in connection with the transactions contemplated by, in connection with or referenced as a closing condition in, the Stock Purchase Agreement); (4) any change in the present capitalization of the Company or any amendment of the Company's Certificate of Incorporation or Bylaws (other than in connection with the transactions contemplated by, in connection with or referenced as a closing condition in, the Stock Purchase Agreement); (5) any other material change in the Company's corporate structure or business (other than in connection with the transactions contemplated by, in connection with or referenced as a closing condition in, the Stock Purchase Agreement); or (6) any other action involving the Company which is intended, or could reasonably be expected, to materially impede, interfere with, delay, postpone, or materially adversely affect the transactions contemplated by, in connection with or referenced as a closing condition in, this Agreement or the Stock Purchase Agreement. The Shareholder shall not enter into any agreement or understanding with any Person the effect of which would be inconsistent with or violative of the provisions and agreements contained in this Section 2. Notwithstanding the foregoing, the Shareholder shall not be prohibited from voting his Proxy Shares in favor of a reverse stock split or other recapitalization transaction to enable the Company to maintain its listing on the Nasdaq Small Cap Market.

3.       Grant of Irrevocable Proxy; Appointment of Proxy.

(a) During the term of this Agreement, the Shareholder hereby irrevocably grants to, and appoints, Ken Allison and Geoff Haslehurst, each in his capacity as an officer of Reliance, and any other individual who shall hereafter be designated by Reliance, and each of them individually, the Shareholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Shareholder, to vote the Proxy Shares, or grant a consent or approval in respect of such Proxy Shares, in accordance with Section 2.

(b) The Shareholder represents that any proxies heretofore given in respect of the Proxy Shares are not irrevocable, and that any such proxies are hereby revoked, other than that certain Shareholders Voting Agreement dated as of the 8th day of March, 1995 by and among William C. Vassell, Gordon Robinett, John B. Goldsborough, Lloyd H. Saunders III, Peter Kikis, Steven B. Sands, Peter Nekos and Gregory J. Miller which must be revoked as a condition to Reliance's obligation to close under the Stock Purchase Agreement.

(c) The Shareholder hereby affirms that the irrevocable proxy set forth in this Section 3 is given in connection with the execution of the Stock Purchase Agreement, and that such irrevocable proxy is given to secure the performance of the duties of the Shareholder under this Agreement. The Shareholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked. The Shareholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof and that such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 609 (f) of the New York Business Corporations Law.

4. Representations and Warranties of the Shareholder. The Shareholder hereby represents and warrants to Reliance as follows:

(a) Ownership of Shares. The Shareholder is the record holder of or Beneficially Owns the Proxy Shares. The Shareholder has voting power and power to issue instructions and grant the irrevocable proxies with respect to the matters set forth in Section 2 and Section 3 hereof, power of disposition, power of conversion, power to exercise dissenters' rights and power to agree to all of the matters set forth in this agreement, in each case with respect to all of the Proxy Shares, with no limitations, qualifications or restrictions on such rights, subject to applicable state and federal securities laws, the terms and conditions of discretionary agreements to which the Shareholders may be subject and the terms of this Agreement.

(b) Power; Binding Agreement. The Shareholder has the legal capacity, power and authority to enter into and perform all of his obligations under this Agreement. The execution, delivery and performance of this Agreement by the Shareholder will not violate any other Agreement to which the Shareholder is a party including, without limitation, any voting agreement, shareholders agreement or voting trust. This Agreement has been duly and validly executed and delivered by the Shareholder and constitutes a valid and binding agreement of the Shareholder, enforceable against the Shareholder in accordance with its terms except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws relating to the enforcement of creditors' rights generally and (ii) is subject to general principles of equity and discretion of the court before which any proceedings seeking injunctive relief or specific performance may be sought. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which the Shareholder is trustee whose consent is required for the execution and delivery of this agreement or the consummation by the Shareholder of the transactions contemplated hereby. If the Shareholder is married and the Shareholder's Shares (other than Shares Beneficially Owned by Shareholder without considering discretionary authority) constitute community property, this agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, the Shareholder's spouse, enforceable against such Person in accordance with its terms except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws relating to the enforcement of creditors' rights generally and (ii) is subject to general principles of equity and discretion of the court before which any proceedings seeking injunctive relief or specific performance may be sought.

(c) No Conflicts. No filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is necessary for the execution of this Agreement by the Shareholder and the consummation by the Shareholder of the transactions contemplated hereby. Neither of the execution and delivery of this Agreement by the Shareholder, the consummation by the Shareholder of the transactions contemplated hereby nor compliance by the Shareholder with any of the provisions hereof shall, in a manner which would be material and adverse to the ability of the Shareholder to consummate the transactions contemplated hereby or to comply with the terms hereof (i) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which the Shareholder is a party or by which the Shareholder or any of the Shareholder's properties or assets may be bound, or (ii) violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to the Shareholder or any of the Shareholder's properties or assets.

(d) No Encumbrances. Except as applicable in connection with the transactions contemplated hereby, the Shares over which Shareholder has Beneficial Ownership at the time of the Closing (the "Transaction Shares") and the certificates representing the Transaction Shares will be at the time of Closing, held by the Shareholder, or by a nominee or custodian for the benefit of the Shareholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder in favor of Reliance.

(e) Reliance. The Shareholder understands and acknowledges that Reliance is entering into the Stock Purchase Agreement in reliance upon the Shareholder's execution and delivery of this Agreement.

5. Additional Covenants of the Shareholder. The Shareholder hereby covenants to Reliance as follows:

(a) Restriction on Transfer of Shares, Proxies and Non-Interference. Beginning on the date hereof and ending on the date that all of the Shareholder's obligations under Section 2 and Section 3 have terminated, except as contemplated by this Agreement or the Stock Purchase Agreement, the Shareholder shall not, directly or indirectly, (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of the Transaction Shares or any interest therein, (ii) except as contemplated by this Agreement, grant any proxies or powers of attorney, deposit any of the Transaction Shares into a voting trust or enter into a voting agreement with respect to any of the Transaction Shares, or (iii) take any action that would make any representation or warranty of the Shareholder contained herein untrue or incorrect or have the effect of preventing or disabling the Shareholder from performing the Shareholder's obligations under this Agreement.

(b) Additional Shares. The Shareholder agrees, while this Agreement is in effect the Shareholder shall not acquire, directly or indirectly, any additional shares of the Company's Common Stock or Preferred Stock.

6. Representations and Warranties of Reliance. Reliance hereby covenants, represents and warrants to the Shareholder that it has the legal capacity, power and authority to enter into and perform all of such party's obligations under this Agreement; the execution, delivery and performance of this Agreement by Reliance will not violate or result in a breach of any other material agreement to which Reliance is a party; the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly executed and delivered by Reliance and constitutes a valid and binding agreement, enforceable in accordance with its terms.

7. Further Assurances. From time to time, for a reasonable period of time following the Closing under the Stock Purchase Agreement, at the other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further reasonable lawful action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

8. Termination; Expenses and Fees.

(a) The covenants and agreements contained herein with respect to the Shares shall terminate in the event the Stock Purchase Agreement is terminated in accordance with its terms, except that the provisions of Section 11 and
Section 12 hereof shall survive any termination of this Agreement. No termination of this Agreement shall relieve any party of liability for a breach hereof.

(b) Each party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

9. Shareholder Capacity. The Shareholder is not executing this Agreement and does not make any agreement or understanding herein in his or her capacity as a director or officer of the Company and nothing contained herein shall limit or affect any actions taken by the Shareholder in his capacity as a director or officer of the Company and none of such actions in such capacities shall be deemed to constitute a breach of this Agreement. The Shareholder signs solely in his capacity as the record or Beneficial Owner of the Shares.

10. Risk of Revocation of Discretionary Authority. The parties understand and agree that Shareholder's discretionary authority over the Shares may be revoked at any time and further agree that Shareholder shall have no liability for any representations, warranties, covenants, obligations or agreements with respect to Shares for which his discretionary authority has been revoked.

11. Sophistication. The Shareholder acknowledges that he or it is an informed and sophisticated investor and, together with his advisors, has undertaken such investigation as they have deemed necessary, including the review of the Stock Purchase Agreement and this Agreement, to enable the Shareholder to make an informed and intelligent decision with respect to the Stock Purchase Agreement and this Agreement and the transactions contemplated thereby and hereby.

12. Confidentiality. Each of the parties hereto recognizes that successful consummation of the transactions contemplated by this Agreement may be dependent upon confidentiality with respect to the matters referred to herein. In this connection, pending public disclosure thereof, each party hereby agrees not to disclose or discuss such matters with anyone not a party to this Agreement or the Stock Purchase Agreement (other than the record or other Beneficial Owners of the Shares, if necessary, such party's counsel and advisors, if any, and the Company and its counsel and advisors) without the prior written consent of the other party, except for filings required pursuant to the Exchange Act and the rules and regulations thereunder or disclosures such party's counsel advises are necessary in order to fulfill such party's obligations imposed by law, in which event such party shall give notice of such disclosure to the other party as promptly as practicable so as to enable the other party to seek a protective order from a court of competent jurisdiction with respect thereto.

13. Miscellaneous.

(a) Entire Agreement. This Agreement and the Stock Purchase Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

(b) Certain Events. The Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Shareholder's Shares (exclusive of Shares Beneficially Owned by virtue of discretionary authority) and shall be binding upon any person or entity to which legal or Beneficial Ownership of such Shares shall pass, whether by operation of law or otherwise, including, without limitation, the Shareholder's heirs, guardians, administrators or successors. Notwithstanding any transfer of Shares (exclusive of Shares Beneficially Owned by virtue of discretionary authority), the transferor shall remain liable for the performance of all obligations under this Agreement of the transferor.

(c) Assignment. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other party, provided, that Reliance may assign, in its sole discretion, its rights and obligations hereunder to any direct or indirect wholly owned subsidiary of Reliance, but no such assignment shall relieve Reliance of its obligations hereunder if such assignee does not or cannot perform such obligations.

(d) Amendments, Waivers, Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by the party to be charged thereby or, with respect to termination, as otherwise provided herein.

(e) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, telegram, telex or telecopy, or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any nationally recognized courier service, such as Federal Express, providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the following addresses:

         If to the Shareholder:

                           Peter Kikis and Thomas Kikis
                           c/o Kikis Asset Management
                           720 Fifth Avenue, 9th Floor
                           New York, New York  10019
                           Facsimile:  (212) 397-9728

         and

                           Curtin & Galt LLP
                           19 Hollywood Avenue
                           Albany, New York  12208
                           Facsimile:  (518) 459-5487

         If to Reliance:

                           Reliance Security Group plc
                           Boundary House
                           Cricket Field Road
                           Uxbridge, Middlesex UB81QG
                           Attention: Geoff Haslehurst `
                           Facsimile: 011 441895205090

         and:              Rosenman & Colin LLP
                           575 Madison Avenue
                           New York, New York  10022-2585
                           Attention: Howard S. Jacobs, Esq.
                           Wayne A. Wald, Esq.
                           Facsimile:  (212) 940-8776

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

(f) Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein; provided that the overall intent of this Agreement, together with the Stock Purchase Agreement is achieved.

(g) Specific Performance. Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the aggrieved party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the aggrieved party shall be entitled to seek the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

(h) Remedies Cumulative. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

(i) No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

(j) No Third Party Beneficiaries. This Agreement is not intended to be for the benefit of, and shall not be enforceable by, any person or entity who or which is not a party hereto.

(k) Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of New York, without giving effect to the principles of conflicts of law thereof.

(l) Jurisdiction. Each party hereby irrevocably submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York or any court of the State of New York located in the City of New York in any action, suit or proceeding arising in connection with this Agreement, and agrees that any such action, suit or proceeding shall be brought only in such court (and waives any objection based on forum non conveniens or any other objection to venue therein); provided, however, that such consent to jurisdiction is solely for the purpose referred to in this paragraph (1) and shall not be deemed to be a general submission to the jurisdiction of said Courts or in the State New York other than for such purposes. Each party hereto hereby waives any right to a trial by jury in connection with any such action, suit or proceeding.

(m) Descriptive Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

(n) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same Agreement.

                       [SIGNATURES BEGIN ON NEXT PAGE]

         IN WITNESS WHEREOF, Reliance and the Shareholder have caused this Agreement to be duly executed as of the day and year first above written.

                                   RELIANCE SECURITY GROUP PLC

                                    By: ___________________________
                                    Name:
                                    Title:

                                    -------------------------------
                                    Thomas Kikis

                                    -------------------------------
                                    Peter Kikis